SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                Paracelsian, Inc.
                                (Name of Issuer)

                               CUSIP No. 698898103

                           Biomar International, Inc.
                                 Nelson Campbell
                                100 Europa Drive
                                    Suite 599
                        Chapel Hill, North Carolina 27514
                           Telephone No. 919-933-2021
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Ronald D. Raxter
                      The Sanford Holshouser Law Firm PLLC
                             234 Fayetteville Street
                                    Suite 100
                          Raleigh, North Carolina 27601

                                January 14, 1998
             (Date of event which requires filing of this statement)


              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                schedule because of Rule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                           Check the following box if
                               a fee is being paid
                            with this statement [ ].

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CUSIP NO. 698898103                                                  PAGE 2 OF 6
---------------------                                        -------------------

(1)      NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Biomar International, Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY
         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*                   BK
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
         -----------------------------------------------------------------------

(6)      CITIZENSHIP OF PLACE OF ORGANIZATION
         Delaware
         -----------------------------------------------------------------------

                  NUMBER OF         (7)              SOLE VOTING POWER
                                                          3,571,429
                  SHARES            --------------------------------------------

                  BENEFICIALLY      (8)              SHARED VOTING POWER
                                                          4,113,764
                  OWNED BY          --------------------------------------------

                  EACH              (9)              SOLE DISPOSITIVE POWER
                                                          3,571,429
                  REPORTING         --------------------------------------------

                  PERSON WITH       (10)             SHARED DISPOSITIVE POWER
                                                          4,113,764
                                    --------------------------------------------


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---------------------                                        -------------------

CUSIP NO. 698898103                                                  PAGE 3 OF 6
---------------------                                        -------------------


(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                  4,113,764
                  --------------------------------------------------------------

(12)              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  [ ] CERTAIN SHARES*

                  --------------------------------------------------------------

(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  --------------------------------------------------------------

(14)              TYPE OF REPORTING PERSON*
                                    CO
                  --------------------------------------------------------------


(1)      NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         T. Nelson Campbell

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY
         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*           BK
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

         -----------------------------------------------------------------------

---------------------                                        -------------------

CUSIP NO. 698898103                                                  PAGE 4 OF 6
---------------------                                        -------------------

(6)      CITIZENSHIP OF PLACE OF ORGANIZATION
         United States
         -----------------------------------------------------------------------

                  NUMBER OF         (7)              SOLE VOTING POWER
                                                              284,750
                  SHARES            --------------------------------------------

                  BENEFICIALLY      (8)              SHARED VOTING POWER
                                                            3,571,429
                  OWNED BY          --------------------------------------------

                  EACH              (9)              SOLE DISPOSITIVE POWER
                                                              284,750
                  REPORTING         --------------------------------------------

                  PERSON WITH       (10)             SHARED DISPOSITIVE POWER
                                                            3,571,429
                                    --------------------------------------------

(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                            3,856,179
                  --------------------------------------------------------------

(12)              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  [ ] CERTAIN SHARES*

                  --------------------------------------------------------------

(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  --------------------------------------------------------------

(14)              TYPE OF REPORTING PERSON*
                           IN
                  --------------------------------------------------------------

-------------------                                          -------------------

CUSIP NO. 698898103                                                  PAGE 5 OF 6
-------------------                                          -------------------


(1)      NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         T. Colin Campbell
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                       (b)  [ ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY
         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*           BK
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
         -----------------------------------------------------------------------

(6)      CITIZENSHIP OF PLACE OF ORGANIZATION
         United States
         -----------------------------------------------------------------------

                  NUMBER OF         (7)              SOLE VOTING POWER
                                                                111,667
                  SHARES            --------------------------------------------

                  BENEFICIALLY      (8)              SHARED VOTING POWER
                                                              3,717,347
                  OWNED BY          --------------------------------------------

                  EACH              (9)              SOLE DISPOSITIVE POWER
                                                                111,667
                  REPORTING         --------------------------------------------

                  PERSON WITH       (10)             SHARED DISPOSITIVE POWER
                                                              3,717,347
                                    --------------------------------------------

-------------------                                          -------------------

CUSIP NO. 698898103                                                  PAGE 6 OF 6
-------------------                                          -------------------

(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                         3,829,014
                  --------------------------------------------------------------

(12)              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  [ ] CERTAIN SHARES*

                  --------------------------------------------------------------

(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  --------------------------------------------------------------

(14)              TYPE OF REPORTING PERSON*
                           IN
                  --------------------------------------------------------------

Item 1.  Security and Issuer

         The reporting persons acquired the Common Stock of Paracelsian, Inc. ("Paracelsian"), par value $0.01 per share. Principal address is: 222 Langmuir Laboratories, Cornell Technology Park, Ithaca, New York 14850.

Item 2.  Identity and Background

         The reporting persons are Biomar International, Inc. ("Biomar"), 100 Europa Drive, Suite 599, Chapel Hill, North Carolina 27514 and its two principal shareholders:

         T.  Colin  Campbell  -  Professor  of  Nutritional  Sciences,   Cornell
University, Ithaca, NY
26 Beckett Way
Ithaca, New York 14850

         T. Nelson Campbell - Chairman and Executive Vice President, Biomar International, Inc.,
Chapel Hill, North Carolina
100 Europa Drive, Suite 599
Chapel Hill, North Carolina 27514

(d)      None.

(e)      None.

(f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of the $500,000 consideration used by Biomar to acquire the common stock of Paracelsian was a line of credit made in the ordinary course of business by a financial institution.

Item 4.  Purpose of Transaction

         The purpose of the transaction is for Biomar to acquire control of Paracelsian in an attempt to restore shareholder value. Under the Stock Purchase Agreement, Biomar also received warrants to purchase up to an additional $520,000 in common stock, in increments of at least $100,000, at a per share price equal to $0.175. The Purchase Agreement also provided for the resignation of the Board of Directors serving on January 14, 1998 and the appointment of Biomar's nominees to the Board of Directors of the Corporation (the "Board"). Effective on January 14, 1998, all of the Board members other than the Chairman, Mr. Theodore P. Nikolis, resigned immediately and T. Nelson Campbell, the chairman of the board of directors of Biomar, was appointed to the Board. Upon satisfaction of the requirements of the SEC rules for the appointment of Biomar's nominees, Mr. Nikolis will also resign as a director of the

Corporation.

Item 5. Interest in Securities of the Issuer

         See responses (7) through (11) on the cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Thomas D. Livingston, an officer of Biomar, will be granted 200,000 shares of the Common Stock and Thomas H. Evans, an employee of Biomar, will be granted 50,000 shares of the Common Stock. Sylvestor Johnson IV will also be granted 2,997 shares of the Common Stock.

Item 7. Material to be Filed as Exhibits

        Stock Purchase Agreement dated January 14, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 26, 1998                   /s/ T. NELSON CAMPBELL
                                            ----------------------
                                                T. Nelson Campbell

                                            /s/ T. COLIN CAMPBELL
                                            ----------------------
                                                T. Colin Campbell

                                            Biomar International, Inc

                                            BY:  /s/ T. NELSON CAMPBELL
                                            ---------------------------
                                                     T. Nelson Campbell
                                                     Chairman of the Board

                                  EXHIBIT INDEX

Exhibit 1         Stock Purchase Agreement dated January 14, 1998.